SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 27 May 2005

InterContinental Hotels Group PLC
(Registrant's name)

67 Alma Road, Windsor, Berkshire, SL4 3HD, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1	Disposal dated 25 May 2005

99.1

25 May 2005

INTERCONTINENTAL HOTELS GROUP ANNOUNCES SALE OF
CROWNE PLAZA UNITED NATIONS AND COMPLETION OF UK ESTATE DISPOSAL

Sale of Crowne Plaza United Nations

InterContinental Hotels Group PLC ("IHG") today announces it has agreed to sell its leasehold interest in the Crowne Plaza United Nations in New York to Halifax Holdings, Inc, an affiliate of Highgate Holdings, for $34 million, marginally in excess of net book value. Completion is expected to occur in the near future.

The Crowne Plaza United Nations (300 rooms) has been sold with a 10 year Crowne Plaza franchise agreement.

Completion of UK estate disposal

IHG further announces the legal completion on the disposal of 73 hotels being sold in the United Kingdom to LRG Acquisition Limited, a consortium comprising Lehman Brothers Real Estate Partners, GIC Real Estate and Realstar Group ("LRG"), the terms of which were announced on 10th March 2005.

£960 million disposal proceeds have been received in cash, with an additional £40 million to be received subject to meeting performance targets over the next 3 years.

Further transaction details

  Any tax payable on the sale of Crowne Plaza United Nations has already been fully provided for.
  The Crowne Plaza United Nations is a leasehold asset with 35 years remaining on the current lease.
  The franchise agreement signed in respect of the Crowne Plaza United Nations will generate ongoing franchise fees for IHG based on a percentage of rooms revenue. This franchise fee would have equated to $0.8 million in 2004.

Since Separation in April 2003, including today's announcement, IHG has announced the disposal of 123 hotels with proceeds of approximately £1.8 billion. 22 properties remain on the market with a net book value of £420 million.

Crowne Plaza United Nations disposal announced today:

	2004	2003
	$m	$m
Revenue	18.9	16.0
EBITDA	3.2	1.2
EBIT	1.4	(1.1)

Hotel	Rooms
Crowne Plaza United Nations	300

A list of IHG's owned and leased properties detailing those disposed of, on the market and not on the market is available at http://www.ihgplc.com/investors

For further information, please contact:

Investor Relations (Gavin Flynn, Paul Edgecliffe-Johnson):	+44 (0) 1753 410 176
+44 (0) 7808 098 972

Media Enquiries (Leslie McGibbon):	+44 (0) 1753 410 425
+44 (0) 7808 094 471

Notes to Editors

InterContinental Hotels Group PLC of the United Kingdom (LON:IHG, NYSE:IHG (ADRs)) is the world's largest hotel group by number of rooms. InterContinental Hotels Group owns, manages, leases or franchises, through various subsidiaries, more than 3,500 hotels and 534,000 guest rooms in nearly 100 countries and territories around the world. The Group owns a portfolio of well recognised and respected hotel brands including InterContinental® Hotels & Resorts, Crowne Plaza® Hotels & Resorts, Holiday Inn® Hotels and Resorts, Holiday Inn Express®, Staybridge Suites®, Candlewood Suites® and Hotel IndigoTM, and also manages the world's largest hotel loyalty programme, Priority Club® Rewards, with 23.7 million members worldwide. In addition to this, InterContinental Hotels Group has a 47.5% interest in Britvic, one of the two leading manufacturers of soft drinks, by value and volume, in Great Britain.

InterContinental Hotels Group offers information and online reservations for all its hotel brands at www.ichotelsgroup.com and information for the Priority Club Rewards programme at www.priorityclub.com.

For the latest news from InterContinental Hotels Group, visit our online Press Office at www.ihgplc.com/media.

High resolution images to accompany this announcement are available for the media to download free of charge from
www.vismedia.co.uk . This includes profile shots of the key executives

.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	27 May 2005